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                                                                 Rule 424(b)(3)
                                                     Registration No. 333-77063
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 3, 1999)

                             [LOGO OF ONEMAIN.COM]

We have prepared this prospectus supplement to update information included in our prospectus dated May 3, 1999. Our prospectus relates to the offer and issuance of up to 4,000,000 shares of our common stock in acquisitions of other businesses. Including our four most recent acquisitions described below, to date, we have issued 2,250,360 shares under this prospectus.

Recent Acquisitions

On September 3, 1999 we acquired Uplink, Inc., a non-metropolitan Internet service provider based in Montoursville, Pennsylvania. At September 3, 1999, Uplink had annualized revenues of approximately $2.9 million and more than 12,000 subscribers. We paid approximately $8.6 million, consisting of approximately $4.4 million in cash and up to 247,063 shares of our common stock, for this acquisition.

On September 30, 1999 we acquired Cape Internet, Inc. and Penncom Internet Company, LLC, two non-metropolitan Internet service providers based in Osterville, Massachusetts and Warren, Pennsylvania, respectively. On November 23, 1999 we acquired Teleport, Inc., an Internet service provider based in the Pacific Northwest. As of the respective purchase dates, Cape, Penncom and Teleport had an aggregate of approximately 78,000 combined subscribers. We paid approximately $46.0 million, consisting of approximately $24.2 million in cash and up to 1,339,652 shares of our common stock, for these three acquisitions.


          The date of this prospectus supplement is December 3, 1999.